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Exhibit 1

Management's Discussion and Analysis of Results of Operations and Financial Position for the Three Months ended March 31, 2008

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three months ended March 31, 2008. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three months ended March 31, 2008 and the audited consolidated financial statements for the year ended December 31, 2007, both of which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is prepared as at May 6, 2008. Additional information relating to MID, including the Annual Information Form for fiscal 2007, can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

GENERAL

MID is a real estate operating company engaged principally in the ownership, management, leasing, development and acquisition of industrial and commercial properties. Members of the Magna International Inc. ("Magna") group of companies are MID's primary tenants and provide approximately 98% of the annual real estate revenue generated by MID's income-producing properties (see "REAL ESTATE BUSINESS — Our Relationship with Magna"). In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects. MID also has other operations held through a controlling interest in Magna Entertainment Corp. ("MEC"), a separate publicly-traded company with its own board of directors and management team. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets. MID's relationship with MEC provides us with the opportunity to purchase and/or participate in the development of MEC's under-utilized lands and non-core real estate assets, as well as the development/redevelopment of new and existing MEC properties, including the development of alternative gaming facilities and/or residential projects (see "REAL ESTATE BUSINESS — Our Relationship with MEC").

In this MD&A, we refer to the operations over which our Board of Directors (the "Board") and executive management have direct responsibility for the key operating, financing and resource allocation decisions as our "Real Estate Business".

Segments

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations are segmented between wholly-owned operations (the Real Estate Business) and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded recognizes the fact that, in the case of the Real Estate Business, the Board and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

At March 31, 2008, MID controlled 96% of the votes attached to MEC's outstanding stock, representing a 54% equity stake, and is therefore required to include MEC in its consolidated financial statements in accordance with GAAP. MEC accounts for approximately 42% of the Company's consolidated total assets as at March 31, 2008, and 83% of the Company's consolidated revenues from continuing operations for the three months ended March 31, 2008. The Company's consolidated statements of income (loss), consolidated statements of cash flows, consolidated balance sheets and the MD&A have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

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Foreign Currencies

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow. Approximately 77% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Annualized Lease Payments"). As such, material changes in the value of the U.S. dollar relative to these foreign currencies (primarily the euro and Canadian dollar) may have a significant impact on the Real Estate Business' results.

The following table reflects the changes in the average exchange rates during the three months ended March 31, 2008 and 2007, as well as the exchange rates as at March 31, 2008 and December 31, 2007, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

	Average Exchange Rates for the Three Months Ended March 31,			Exchange Rates as at
	2008	2007	Change	March 31, 2008	December 31, 2007	Change
1 Canadian dollar equals U.S. dollars	1.00	0.85	17%	0.98	1.02	(4%	)
1 euro equals U.S. dollars	1.50	1.31	14%	1.58	1.47	7%

The results of all Canadian and most European operations are translated into U.S. dollars using the exchange rates for the periods as shown in the preceding table. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses, income, assets and liabilities. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

SIGNIFICANT EVENTS

Greenlight Litigation and Proposal

In January 2005, Greenlight Capital, Inc. and certain of its affiliates ("Greenlight") requisitioned a special meeting of MID's shareholders for the purpose of considering certain proposals. The Company's Board of Directors recommended that shareholders vote against the proposals and the proposals were defeated at the special meeting held in May 2005. On August 2, 2005, Greenlight filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers (the "Greenlight Litigation"). The hearing of the application concluded on March 1, 2006 and on October 30, 2006, the Ontario Superior Court of Justice dismissed the oppression application. On November 29, 2006, Greenlight filed a Notice of Appeal with the Ontario Divisional Court. The appeal hearing took place in April 2008 and the Divisional Court reserved judgment on the matter. The Company considers Greenlight's oppression claim to be without merit and, together with the other respondents, vigorously defended against the appeal.

On March 7, 2008, MID received a shareholder proposal from Greenlight for consideration at MID's May 2008 Annual and Special Meeting (the "Greenlight Proposal"). The full text of the Greenlight Proposal and statements from each of Greenlight and the Board are included in Exhibit C to the Company's Management Information Circular filed on April 11, 2008, which can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

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The Company has been advised that the Stronach Trust and other associates of Mr. Frank Stronach intend to vote against the Greenlight Proposal and, given that these entities control a majority of the votes attaching to the Company's shares, this means that the Greenlight Proposal will be defeated.

Reorganization Proposal

On March 31, 2008, MID received a reorganization proposal on behalf of various shareholders of MID, including entities affiliated with the Stronach Trust (the "Stronach Group"), MID's controlling shareholder. The stated objective of the reorganization is to (a) effect a substantial cash distribution to MID shareholders and (b) create a focused real estate investment vehicle, which will distribute 80% of its available cash flow, in which the interests of all shareholders will be fully aligned.

The principal components of the reorganization proposal include:

•
Holders of MID Class A Subordinate Voting Shares and MID Class B Shares would exchange their existing MID shares for $15.50 in cash and shares of a new public company ("New MID").

•
New MID would be owned approximately 80% by the former public shareholders, 10% by the Stronach Group and 10% by Magna.

•
MID's multiple voting share structure would be eliminated, with all of New MID's common shares carrying one vote per share and being equal in all respects except for Board nomination rights.

•
The New MID Board of Directors would consist of nine members — five nominated by the Stronach Group and Magna, and four nominated by the public shareholders. Major decisions would require approval by more than two-thirds of the New MID Board.

•
MID's controlling equity investment in MEC would be sold to an entity to be identified by the Stronach Group for $25.0 million in cash.

•
MID would transfer to a new limited partnership all of MID's loans to MEC and its subsidiaries (comprised of a bridge loan and two project financing facilities — see "REAL ESTATE BUSINESS — Loans Receivable from MEC"), $150.0 million in cash (subject to adjustment if the amount of these loans is more or less than $247.0 million) and certain of MID's development lands in Aurora, Ontario. The Stronach Group would control the limited partnership through a 51% ownership interest and as general partner would have exclusive control and authority over all activities of the limited partnership. Unless consented to by more than two-thirds of the New MID Board, the limited partnership would be wound up after five years. New MID public shareholders would hold special shares that would provide them with a 49% interest in the limited partnership. The Stronach Group would invest an additional $25.0 million as part of the proposed reorganization.

•
New MID would be prohibited from entering into any future transactions with MEC or the limited partnership without the unanimous consent of New MID's Board of Directors.

•
New MID would alter its capital structure by significantly increasing its credit facilities to $1.1 billion. Magna would be asked to guarantee a $1.0 billion five-year term loan in exchange for a guarantee fee from New MID. Magna would pay an amount equal to the guarantee fee for its 10% interest in New MID. UBS Securities LLC and Bank of Montreal have provided a highly confident letter concerning the term loan.

•
New MID would distribute at least 80% of its available annual cash flow to its shareholders.

•
New MID and Magna would agree to negotiate a new leasing framework which is intended to be mutually beneficial without changing the current economics of MID's existing leases.

The proposed reorganization would be carried out by way of a court-approved plan of arrangement under Ontario law, requiring at least two-thirds of the votes cast by each class of MID's shareholders in favour of the proposal at a special meeting of shareholders to consider the proposal. In addition, the proposal would be subject to applicable regulatory approvals, including those contained in Multilateral Instrument 61-101. The proposal contemplates MID calling by May 30, 2008 a special meeting and closing the transaction no later than July 30, 2008.

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Institutional holders of MID Class A Subordinate Voting Shares holding an aggregate of over 50% of the outstanding MID Class A Subordinate Voting Shares have agreed to support the proposed reorganization. In addition, holders of MID Class B Shares (including the Stronach Group) representing an aggregate of approximately 95% of the class have agreed to support the proposal.

In addition, the proposed reorganization is conditional on, among other things, Magna's participation in the proposed transaction and the provision of the guarantee of the New MID term loan by Magna, the closing of the New MID loan facilities, the finalization of definitive documentation and dissent rights not being exercised by holders of more than 10% of the MID Class A Subordinate Voting Shares.

Magna has not made any commitment to participate in the reorganization proposal. MID has advised Magna of the receipt of the proposal and has requested that the Magna Board of Directors review the proposal and advise MID following its review as to its willingness to participate in the proposal. There can be no assurance that Magna will agree to participate in the transaction or the terms on which it might agree to participate.

The Board has not yet made any decisions or recommendations with respect to the reorganization proposal and has constituted a Special Committee of the Board to review and make recommendations relating thereto. The proposal is subject to certain material conditions, some of which are beyond MID's control, and there can be no assurance that the transaction contemplated by the reorganization proposal will be completed. The unaudited interim consolidated financial statements for the three months ended March 31, 2008 and the discussion in this MD&A do not reflect the impact, if any, on the Company's results of operations, financial position or strategic direction, should the reorganization proposal be completed.

REAL ESTATE BUSINESS

We are the successor to Magna's real estate division, which prior to our spin-off was organized as an autonomous business unit within Magna. The primary objective of the Real Estate Business is to increase cash flow from operations, net income and the value of our assets in order to maximize the return on shareholders' equity over the long term. Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale (see "REAL ESTATE BUSINESS — Real Estate Assets"). In addition, our assets include project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park (see "REAL ESTATE BUSINESS — Loans Receivable from MEC").

Subject to the significant decline in the level of business received from Magna over the past three years as discussed under "Our Relationship with Magna" below, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and, potentially, with third parties. In addition, we intend to use our development expertise and financial flexibility to diversify our business by engaging in the development of mixed-use and residential projects on lands we own and may acquire, including lands from MEC.

Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The Real Estate Business holds a global portfolio of 105 income-producing industrial and commercial properties located in nine countries: Canada, Austria, the United States, Germany, Mexico, the Czech Republic, the United Kingdom, Spain and Poland. This portfolio of income-producing properties represents 27.3 million square feet of leaseable area with a net book value of approximately $1.3 billion at March 31, 2008. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

The Real Estate Business also owns approximately 1,400 acres of land held for future development, consisting of (i) lands held for future industrial expansion, (ii) lands that we had originally "banked" for industrial use but for which the current industrial use is not the highest and best use and (iii) development lands that we have acquired from MEC and for which we intend to seek planning and zoning changes in order to develop mixed-use and residential projects (see "REAL ESTATE BUSINESS — Our Relationship with MEC"). We intend to rezone, develop and/or redevelop these properties over the medium- or long-term for our own account or with joint venture partners.

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Business and Operations of Magna, Our Principal Tenant

Magna and its subsidiaries are the tenants of all but nine of the Real Estate Business' income-producing properties. Magna is the most diversified global automotive supplier. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, metal body and structural systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems and complete vehicle engineering and assembly.

The terms of the Real Estate Business' lease arrangements with Magna generally provide for the following:

•
leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
tenant's right of first refusal on sale of property.

Our Relationship with Magna

The Magna group contributes approximately 98% of the rental revenues of our Real Estate Business and Magna continues to be our principal tenant. Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet at the end of 1998 to 105 properties totalling approximately 27.3 million square feet of leaseable area at March 31, 2008. Between the end of 1998 and December 31, 2007, the total leaseable area of our income-producing property portfolio has increased by approximately 14.9 million square feet (net of dispositions), representing a nine-year compound annual growth rate of 9%.

The level of business MID has received from Magna has declined significantly over the past three years, primarily due to: pressures in the automotive industry (primarily in North America) and Magna's plant rationalization strategy, which have resulted in the closing of a number of manufacturing facilities in high cost countries; and uncertainty over MID's ownership structure and strategic direction due largely to the dispute between the Company and one of its shareholders, Greenlight (see "SIGNIFICANT EVENTS — Greenlight Litigation and Proposal"). Although MID continues to explore alternatives to re-establish a strong and active relationship with Magna, these factors may translate into a more permanent reduction in the quantum of business that MID receives from Magna. Our income-producing property portfolio decreased from 109 properties at the end of 2006 to 105 properties at March 31, 2008 and we incurred a net reduction in total leaseable area of approximately 0.2 million square feet during fiscal 2007. Between the end of 2004 and December 31, 2007, the total leaseable area of our income-producing property portfolio has grown at a compound annual growth rate of 2%.

Pressures in the Automotive Industry and Magna Plant Rationalization Strategy

Given the concentration of our rental portfolio with the Magna group, the trends in the automotive sector have an impact on the Real Estate Business. A number of trends have had a significant impact on the global automotive industry in recent years, including declining North American production volumes, pricing pressures and the growth of the automotive industry in low cost countries. These trends and the competitive environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and rationalize its existing manufacturing footprint. At December 31, 2007, Magna's rationalization strategy included eight facilities under lease from the Company — seven in North America and one in the United Kingdom.

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During the first quarter of 2008, MID and Magna agreed to terminate the lease on the property in the United Kingdom (retroactive to May 31, 2007), representing 182 thousand square feet of leaseable area and annualized lease payments of approximately $0.7 million. The highest and best use of this property is residential and the Company is in the process of rezoning the property and seeking approval of its redevelopment plans. In order to allow the Company to move ahead with the redevelopment, the Company negotiated a termination of the existing lease with Magna which, at the earliest, would have expired in 2013. The Company agreed to pay Magna $2.0 million to terminate the lease. The termination payment was made in April 2008 and, at March 31, 2008, is included in the Real Estate Business' "real estate properties, net" and "accounts payable and accrued liabilities" on the Company's consolidated balance sheet.

Also during the first quarter of 2008, MID and Magna agreed to terminate the lease on one of the properties in North America, representing 39 thousand square feet of leaseable area and annualized lease payments of approximately $0.8 million. This lease would have otherwise expired on January 31, 2015. In conjunction with the lease termination, Magna agreed to pay the Company a fee of $3.9 million, which amount has been recognized by the Real Estate Business in "accounts receivable" and "other gains, net" in the Company's financial statements for the first quarter of 2008. The Company has re-leased the property to a third party tenant commencing April 1, 2008 for an initial term expiring on October 31, 2018, with two five-year renewal options thereafter. The new lease also includes an expansion of approximately 10 thousand square feet estimated to be completed by MID in November 2008. Annualized lease payments of approximately $0.8 million commence on November 1, 2008 under the new lease (including the expansion). Under the new lease, the Company will also provide approximately $1.3 million of tenant inducements, including a seven-month rent free period to November 1, 2008. No tenant inducements were provided during the first quarter of 2008.

The remaining six properties under lease from the Company that are included in Magna's announced rationalization strategy have an aggregate net book value of $18.6 million and represent 859 thousand square feet of leaseable area with annualized lease payments of approximately $2.6 million, representing 1.4% of MID's annualized lease payments at March 31, 2008.

Magna continues to be bound by the terms of the lease agreements for these six properties regardless of its plant rationalization strategy. However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including releasing Magna from its obligation to continue to pay rent under these leases under certain circumstances.

Our Relationship with MEC

Our relationship with MEC provides us with the opportunity to purchase and/or participate in the development of MEC's under-utilized lands and non-core real estate assets, as well as the development/redevelopment of new and existing MEC properties, including the development of alternative gaming facilities and/or residential projects.

In December 2004, we participated in the redevelopment of the racing and alternative gaming facilities at Gulfstream Park by making available to the wholly-owned subsidiary of MEC that owns that facility a project financing facility of up to $162.3 million plus costs and capitalized interest. In July 2005, we participated in the redevelopment of Remington Park's alternative gaming facility by making available to the wholly-owned subsidiary of MEC that operates that facility a project financing facility of up to $34.2 million plus costs and capitalized interest.

During 2007, MID acquired all of MEC's interests and rights in four real estate properties to be held for future development: a 34 acre parcel in Aurora, Ontario; a 64 acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland; a 157 acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC's Palm Meadows Training Center; and a 205 acre parcel of land located in Bonsall, California. MID paid cash consideration of approximately Cdn. $12.0 million ($10.1 million), $20.0 million, $35.0 million and $24.0 million, respectively, for these interests and rights. In addition, MID granted MEC a profit participation right in respect of each property, other than the Bonsall property, which entitles MEC to receive additional cash proceeds equal to 15% of the net proceeds from any sale or development of the applicable property after MID achieves a 15% internal rate of return.

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Subject to the potential impact of the reorganization proposal (see "SIGNIFICANT EVENTS — Reorganization Proposal") on the development lands located in Aurora, the Company intends to develop the Aurora, Palm Beach County and Bonsall properties for residential use and the Howard County property for mixed-use, including office, retail and residential. The property in Bonsall, California currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC. MID has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals. The lease terminates on June 6, 2010, subject to early termination by either party on four months written notice.

Subject to the potential impact of the reorganization proposal, we may make further investments in MEC, whether in the form of debt, equity or otherwise, or we may decrease our holdings in MEC. We are not subject to any restrictions regarding future investments in MEC and have not guaranteed any of MEC's debt obligations or other commitments. We may also acquire additional properties from MEC. Any such potential transactions would be subject to review by MID's Special Committee of Independent Directors and the approval of the Board.

Highlights

	Three Months Ended March 31,
(in millions, except per share information)	2008	2007	Change
Total revenues	$54.0	$44.8	21%
Rental revenues	$45.9	$39.9	15%
Interest and other income from MEC	$8.1	$4.9	67%
Net income(1)	$31.0	$23.7	31%
Funds from operations ("FFO")(2)	$43.9	$34.2	28%
Diluted FFO per share(2)	$0.94	$0.71	32%

	As at
(in millions, except number of properties)	March 31, 2008	December 31, 2007	Change
Number of income-producing properties	105	105	—
Leaseable area (sq. ft.)	27.3	27.3	—
Annualized lease payments ("ALP")(3)	$186.0	$177.2	5%
Income-producing property, gross book value ("IPP")	$1,711.4	$1,670.5	2%
ALP as percentage of IPP	10.9%	10.6%

(1)
Refer to footnote 4 under "SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)".

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under GAAP and therefore may not be comparable to similar measures presented by other companies. For a reconciliation of FFO to net income, see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Funds From Operations".

(3)
Annualized lease payments represent the total annual rent of the Real Estate Business assuming the lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see "GENERAL — Foreign Currencies").

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Real Estate Business Results of Operations

Rental Revenue

Rental revenue, three months ended March 31, 2007	$39.9
Contractual rent increases	1.5
Completed projects on-stream	0.6
Disposals and vacancies of income-producing properties	(0.5)
Effect of changes in foreign currency exchange rates	4.4

Rental revenue, three months ended March 31, 2008	$45.9

Approximately 77% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (primarily the euro and Canadian dollar). Foreign exchange had a $4.4 million positive impact on reported rental revenues, as the U.S. dollar continued to weaken against most foreign currencies in which the Company conducts business. Other positive impacts to rental revenues were provided from completed projects brought on-stream and from contractual rent adjustments.

Completed projects include 85 thousand square feet of leaseable area brought on-stream during 2008, which contributed $0.2 million of revenue (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Annualized Lease Payments") and 67 thousand square feet of leaseable area brought on-stream in 2007, which contributed $0.4 million of additional revenue.

The $1.5 million increase in revenue from contractual rent increases includes (i) $1.1 million from five-year cumulative CPI-based increases implemented in the first quarter of 2008 on properties representing 6.2 million square feet of leaseable area, and (ii) $0.4 million from annual CPI-based increases on properties representing 7.4 million square feet of leaseable area.

The vacancy by a third party tenant upon the February 2008 expiry of a lease representing 143 thousand square feet of leaseable area resulted in a $0.1 million reduction in revenue, while disposals and vacancies during 2007 of 317 thousand square feet of leaseable area resulting from Magna's plant rationalization strategy (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy") reduced rental revenues by $0.4 million in the first quarter of 2008 compared to 2007.

Interest and Other Income from MEC

Interest and other income from MEC, which represents the interest and fees earned in relation to loan facilities between a wholly-owned subsidiary of MID (the "MID Lender") and MEC and certain of its subsidiaries, increased from $4.9 million in the first quarter of 2007 to $8.1 million in the first quarter of 2008. The increase is primarily due to $2.9 million of interest and fees earned under the MEC Bridge Loan (defined below under "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Bridge Loan") established in September 2007.

General and Administrative Expenses

General and administrative expenses remained at a consistent level of $4.6 million in each of the three-month periods ended March 31, 2008 and 2007.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 11% to $11.0 million in the three months ended March 31, 2008 compared to $9.9 million in the three months ended March 31, 2007, primarily due to the impact of foreign exchange.

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Interest Expense, Net

Net interest expense was $2.8 million in the first quarter of 2008 ($4.2 million of interest expense less $1.4 million of interest income) compared to $1.7 million in the first quarter of 2007 ($3.6 million of interest expense less $1.9 million of interest income). The $0.5 million reduction in interest income is due primarily to the Real Estate Business having less cash available for short-term investment as a result of increased amounts outstanding under the financing arrangements with MEC. Foreign exchange increased interest expense by $0.6 million, as the Company's senior unsecured debentures are denominated in Canadian dollars.

Gain on Disposal of Real Estate

During the first quarter of 2007, the Real Estate Business recognized a nominal gain on the disposal of an income-producing property in North America in conjunction with Magna's plant rationalization strategy (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy").

Other Gains, Net

The Real Estate Business recognized a $3.9 million gain in the first quarter of 2008 resulting from the early termination of a lease with Magna (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"). During the first quarter of 2007, the Real Estate Business recognized $0.7 million of net currency translation gains. These net currency translation gains, which were previously included in the "accumulated other comprehensive income" component of shareholders' equity, were recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations.

Income Taxes

The Real Estate Business' income tax expense for the first quarter of 2008 was $8.5 million, representing an effective tax rate of 21.5% compared to an effective tax rate for the first quarter of 2007 of 19.1%. Excluding the $3.9 million lease termination fee discussed above and its related $1.3 million income tax effect, as well as the $0.7 million of net currency translation gains discussed above, which are not subject to tax, the Real Estate Business' effective tax rate was 20.1% for the first quarter of 2008 compared to 19.6% for the first quarter of 2007. As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. This 0.5% increase in the adjusted effective tax rate is primarily due to changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates.

Net Income

Net income of $31.0 million for the first quarter of 2008 increased by 31% compared to net income of $23.7 million for the first quarter of 2007. A positive contribution of $12.5 million arose from increases of $9.3 million in revenues and $3.2 million in other gains. These amounts were partially offset by a negative contribution of $5.1 million from increases of $1.1 million in depreciation and amortization, $1.1 million in net interest expense and $2.9 million in income tax expense.

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Funds From Operations

	Three Months Ended March 31,
(in thousands, except per share information)	2008	2007	Change
Net income	$30,984	$23,671	31%
Add back (deduct):
Depreciation and amortization	11,047	9,931	11%
Future income tax expense (recovery)	1,866	1,268	47%
Gain on disposal of real estate, net of income tax	—	(15)	N/M
Currency translation gains, net of income tax(1)	—	(652)	N/M

FFO	$43,897	$34,203	28%

Basic and diluted FFO per share	$0.94	$0.71	32%

Average number of shares outstanding (thousands)
Basic	46,708	48,351
Diluted	46,708	48,414

(1)
See "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Other Gains, Net".

Excluding the $3.9 million lease termination fee (See "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Other Gains, Net") and its related income tax effect, FFO for the first quarter of 2008 was $41.3 million ($0.88 per share), representing a 21% increase from FFO for the first quarter of 2007. This increase in FFO is due primarily to a $9.3 million increase in revenues, partially offset by increases of $1.1 million in net interest expense and $1.0 million in current income tax expense.

Quarterly FFO and diluted FFO per share figures are shown below for the last eight quarters (in thousands, except per share information):

	Q2'06	Q3'06	Q4'06	Q1'07	Q2'07	Q3'07	Q4'07	Q1'08
FFO(1)	$36,047	$34,961	$33,934	$34,203	$31,282	$37,292	$39,403	$43,897
Diluted FFO per share(1)	$0.75	$0.72	$0.70	$0.71	$0.64	$0.77	$0.84	$0.94
Diluted shares outstanding	48,343	48,340	48,386	48,414	48,419	48,332	47,249	46,708

(1)
Refer to footnote 4 under "SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)".

Annualized Lease Payments

Annualized lease payments, as at December 31, 2007	$177.2
Contractual rent increases	5.8
Completed projects on-stream	1.1
Vacancies and re-leasing of income-producing properties	(0.9)
Effect of changes in foreign currency exchange rates	3.0
Other	(0.2)

Annualized lease payments, as at March 31, 2008	$186.0

Annualized lease payments represent the total annual rent of the Real Estate Business assuming the lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted into U.S. dollars based on exchange rates in effect at the last day of the reporting period (see "GENERAL — Foreign Currencies").

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Annualized lease payments at March 31, 2008 were $186.0 million, an increase of $8.8 million or 5% compared to $177.2 million at December 31, 2007. $5.8 million of this growth was driven by contractual rent increases, including $4.3 million from five-year cumulative CPI-based increases on properties representing 6.2 million square feet of leaseable area and $1.5 million from annual CPI-based increases on properties representing 7.4 million square feet of leaseable area.

The strengthening of the euro against the U.S. dollar also contributed $5.3 million to annualized lease payments, partially offset by a $2.3 million reduction from the weakening of the Canadian dollar against the U.S. dollar during the first quarter of 2008.

The completion of two Magna-related expansion projects in the first quarter of 2008 added an aggregate of 85 thousand square feet of leaseable area and increased annualized lease payments by $1.1 million.

Partially offsetting these positive contributions are (i) a $0.6 million decrease in annualized lease payments from the vacancy by a third party tenant upon the February 2008 expiry of a lease representing 143 thousand square feet of leaseable area, and (ii) a $0.3 million reduction in annualized lease payments upon the termination of a lease with Magna of 39 thousand square feet of leasable area that was re-leased to a third party tenant at a lower annual rate per square foot (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy").

The annualized lease payments by currency at March 31, 2008 and December 31, 2007 were as follows:

	March 31, 2008		December 31, 2007
euro	$82.1	44%	$72.5	41%
Canadian dollar	58.6	32	59.6	34
U.S. dollar	43.3	23	43.1	24
Other	2.0	1	2.0	1

	$186.0	100%	$177.2	100%

Real Estate Business Statement of Cash Flows

Cash Provided by Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash balances of $43.1 million in the first quarter of 2008 compared to $34.6 million in the first quarter of 2007. The increase is due to a $7.3 million increase in net income that was net of a $1.2 million increase in the net reduction to net income from non-cash items (see note 15 to the unaudited interim consolidated financial statements).

Changes in non-cash balances provided $4.7 million of cash in the first quarter of 2008 compared to $7.7 million of cash in the first quarter of 2007 (see note 15 to the unaudited interim consolidated financial statements).

Cash Used in Investing Activities

During the first quarter of 2008, the Real Estate Business, through the MID Lender, advanced $20.0 million to MEC and certain of its subsidiaries under the MEC Bridge Loan and MEC Project Financing Facilities (see "REAL ESTATE BUSINESS — Loans Receivable from MEC"). The Real Estate Business also spent $4.5 million on real estate property expenditures. These cash outflows were partially offset by $2.5 million of repayments under the MEC Bridge Loan and MEC Project Financing Facilities.

Cash Used in Financing Activities

During the first quarter of 2008, the Real Estate Business repaid $0.1 million of long-term debt under its mortgages payable on two properties.

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Real Estate Assets

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale.

The net book values of the Real Estate Business' real estate assets are as follows:

	March 31, 2008	December 31, 2007
Income-producing real estate properties	$1,347.3	$1,324.7
Properties held for development	225.1	226.3
Properties under development	2.3	9.5
Properties held for sale	1.4	1.4

Real estate properties, net	$1,576.1	$1,561.9

Income-Producing Properties

At March 31, 2008, the Real Estate Business had 105 income-producing properties under operating leases, representing 27.3 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and used by Magna primarily to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of Magna in Canada and Austria. The book value of the income-producing portfolio by country as at March 31, 2008 was as follows:

	March 31, 2008	Percent of Total
Canada	$438.3	33%
Austria	418.1	31
U.S.	241.9	18
Germany	135.4	10
Mexico	74.0	5
Other countries	39.6	3

	$1,347.3	100%

Properties Held for Development

The Real Estate Business had approximately 1,400 acres of land held for development at March 31, 2008 and December 31, 2007 with a book value of $225.1 million at March 31, 2008 compared to $226.3 million at December 31, 2007. The decrease in the book value of properties held for development is primarily due to a $1.8 million reduction due to the impact of foreign exchange (see "GENERAL — Foreign Currencies"), partially offset by $0.7 million of ongoing development expenditures.

Properties Under Development

At March 31, 2008, the Real Estate Business had four properties under development: one in each of Canada, Mexico, Germany and Austria. These expansions to existing facilities commenced in the first quarter of 2008 and will add an aggregate of 68 thousand square feet of leaseable area to the Real Estate Business' income-producing portfolio. The total anticipated cost of these projects is approximately $8.9 million, of which $2.3 million had been incurred at March 31, 2008.

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Loans Receivable from MEC

MEC Bridge Loan

On September 13, 2007, MID announced that the MID Lender had agreed to provide a bridge loan of up to $80.0 million to MEC (the "MEC Bridge Loan"). The MEC Bridge Loan, together with a private placement of $20.0 million of MEC's Class A Subordinate Voting Stock ("MEC Class A Stock") to Fair Enterprise Limited ("FEL"), a company that forms part of an estate planning vehicle for the family of Mr. Frank Stronach (the Company's Chairman and the Chairman and Interim Chief Executive Officer of MEC), is intended to provide short-term funding to MEC as it implements its debt elimination plan announced on September 13, 2007 (the "MEC Debt Elimination Plan" — see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan").

The MEC Bridge Loan of up to $80.0 million has been made available through a non-revolving facility provided by the MID Lender. The MEC Bridge Loan proceeds may only be used by MEC in accordance with the MEC Debt Elimination Plan and are available solely to fund: (i) operations; (ii) payments of principal, interest and costs, fees and expenses due under the MEC Bridge Loan and the Project Financing Facilities; (iii) mandatory payments of interest in connection with permitted debt under the MEC Bridge Loan; (iv) mandatory capital expenditures; and (v) capital expenditures required pursuant to the terms of the joint venture arrangements between MEC and Forest City Enterprises, Inc. ("Forest City") and Caruso Affiliated ("Caruso").

The MEC Bridge Loan has a maturity date of May 31, 2008 and bore interest at a rate per annum equal to the London Interbank Offered Rate ("LIBOR") plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0% (set at 16.2% at December 31, 2007). On February 29, 2008, the interest rate on outstanding and subsequent advances under the MEC Bridge Loan was increased by a further 1.0% (set at 15.1% at March 31, 2008). The sale of MEC assets under the MEC Debt Elimination Plan has taken longer than originally contemplated and, accordingly, MID management expects that MEC will likely be unable at May 31, 2008 to repay the MEC Bridge Loan. Furthermore, it is likely that MEC will need to seek extensions from existing lenders and additional funds in the short-term from one or more possible sources, which may include the Company. The availability of such extensions and additional funds is not assured and, if available, the terms thereof are not yet determinable.

The MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Dixon and Thistledown lands, second ranking security over Golden Gate Fields and the Ocala lands and third ranking security over Santa Anita Park. In addition, the MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third party lender). The MEC Bridge Loan is cross-defaulted to all other obligations of MEC and its subsidiaries to the MID Lender, including the MEC Project Financing Facilities.

The MEC Bridge Loan must be repaid with, and the commitment is reduced by, amounts equal to all net proceeds realized by MEC from asset sales and issuances of equity (other than the FEL equity investment) or debt, subject to amounts required to be paid to MEC's existing lenders. Amounts repaid cannot be re-borrowed. During the first quarter of 2008, MEC repaid $1.8 million of the MEC Bridge Loan from proceeds of asset sales under the MEC Debt Elimination Plan. At March 31, 2008, $56.1 million was outstanding under the MEC Bridge Loan. Subsequent to quarter-end, $10.3 million was advanced under the MEC Bridge Loan and MEC repaid a further $19.8 million from proceeds of asset sales under the MEC Debt Elimination Plan.

The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment). The MID Lender also receives an annual commitment fee equal to 1% of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the MEC Bridge Loan were paid by MEC. The interest rates and fees reflect MID's assessment (with the benefit of advice from its financial advisors) of the credit risk associated with MEC, taking into consideration, among other things, MEC's revised business plan pursuant to the MEC Debt Elimination Plan and the security package for the MEC Bridge Loan.

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MEC Project Financings

The MID Lender has made available separate project financing facilities to Gulfstream Park Racing Association, Inc. ("GPRA") and Remington Park, Inc., the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities have a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, the Palm Meadows Training Center and Remington Park and over all other assets of Gulfstream Park, the Palm Meadows Training Center and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation).

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines. The new tranches of the Gulfstream Park project financing facility both mature on December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. Advances relating to the slot machine tranches are made available by way of progress draws and there is no make-whole payment associated with the new tranches. Also in July 2006, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park's total excess cash flow, after permitted capital expenditures and debt service, which will be used to repay the additional principal amounts being made available under the new tranches. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility. The consideration for the July 2006 and December 2006 amendments was an arrangement fee of 1% of the amount of each new tranche, which amounts are capitalized under the Gulfstream Park project financing facility.

In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan); and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008. In consideration of these amendments and subject to certain conditions, the MID Lender agreed to waive the make-whole payment for any repayments made under the MEC Project Financing Facilities on or prior to May 31, 2008 and adjust the amortization schedule for the Gulfstream Park project financing facility following receipt of the $100.0 million repayment, provided that (i) repayments under the Gulfstream Park project

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financing facility are first applied to the July 2006 slots tranche, then to the December 2006 slots tranche (for each of which there is no make-whole payment), and then to the original tranche and (ii) no event of default exists under the MEC Project Financing Facilities. The sale of MEC assets under the MEC Debt Elimination Plan has taken longer than originally contemplated and, accordingly, MID management expects that MEC will likely be unable to make the required $100.0 million repayment under the Gulfstream Park project financing facility by May 31, 2008.

Since the relevant completion date (or since inception for the July 2006 and December 2006 tranches of the Gulfstream Park project financing facility), amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest was capitalized (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility, for which the interest capitalization period was extended to May 1, 2007). Commencing January 1, 2007 (May 1, 2007 for the December 2006 tranche of the Gulfstream Park project financing facility), the MID Lender receives monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities. Since the completion date for Remington Park, there has also been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. During the three months ended March 31, 2008, $0.2 million (2007 — $0.5 million) of such payments were made. During the three months ended March 31, 2008, Remington Park agreed to purchase 80 Class III slot machines from GPRA with funding from the Remington Park project financing facility. Accordingly, $1.0 million was advanced under the existing Remington Park project financing facility during the three months ended March 31, 2008.

At March 31, 2008, there were balances of $172.1 million and $28.4 million due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively.

Each of the amendments to the Gulfstream Park project financing facility was approved by the MID Board of Directors (with Messrs. Stronach and Mills refraining from voting given their positions as directors of MEC) based on, among other things, a recommendation from a Special Committee of independent directors of MID.

The provision of the MEC Bridge Loan and the amendments to the MEC Project Financing Facilities were reviewed and considered by a Special Committee comprised of independent directors of MID. After considering the recommendation of the Special Committee and its own review and consideration of the Bridge Financing, the Board unanimously approved the transactions (excluding Mr. Stronach, who did not vote because he is also a director and the Interim Chief Executive Officer of MEC).

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MAGNA ENTERTAINMENT CORP.

MEC owns and operates horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Ohio, Oregon and Ebreichsdorf, Austria. In addition, MEC operated a racetrack in Michigan until November 2007 and, under a management agreement, operates a racetrack in Pennsylvania that it previously owned. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and is a leading supplier, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages seven thoroughbred racetracks, one standardbred (harness racing) racetrack and two racetracks that run both thoroughbred and quarter horse meets, as well as the simulcast wagering venues at these tracks. Also, MEC previously managed the thoroughbred and standardbred racing at Magna Racino™, but now expects that a local operator will manage future meets at that facility. Three of the racetracks owned or operated by MEC (Gulfstream Park, Remington Park and Magna Racino™) include casino operations with alternative gaming machines. In addition, MEC operates off-track betting ("OTB") facilities, a United States national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races at over 100 North American racetracks and internationally on races in Australia, South Africa, Dubai, Germany, the United Kingdom and Hong Kong, and a European account wagering service known as MagnaBet™. Under a series of March 2007 agreements with Churchill Downs Incorporated ("CDI"), MEC also owns a 50% interest in a joint venture, TrackNet Media Group, LLC ("TrackNet Media"), a content management company formed for distribution of the full breadth of MEC's horseracing content. In addition to making horseracing content available for both MEC and CDI, TrackNet Media also makes such content available for third parties, including racetracks, off-track betting facilities, casinos and advance deposit wagering companies, and purchases horse racing content from third parties to be made available through CDI's and MEC's respective outlets. The TrackNet Media arrangement also involves the exchange by MEC and CDI of their respective horseracing signals such that CDI's racing content is available for wagering through MEC-owned tracks and simulcast-wagering facilities and through MEC's advance deposit wagering platform, XpressBet®, and MEC's racing content is similarly available for wagering through CDI tracks and off-track betting facilities and through CDI-owned advance deposit wagering platforms. A separate joint venture with CDI also involves the ownership by MEC and CDI of equal (50%) shares in HorseRacing TV® ("HRTV®"), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network ("RTN"). HRTV® is currently distributed to more than 15 million cable and satellite TV subscribers. RTN, in which MEC has a minority interest, was formed to telecast races from MEC's racetracks and other racetracks to paying subscribers, via private direct to home satellite. MEC also owns AmTote International, Inc. ("AmTote"), a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC owns and operates thoroughbred training centres in Palm Beach County, Florida and in the Baltimore, Maryland area and, under a triple-net lease agreement with MID (see "REAL ESTATE BUSINESS — Our Relationship with MEC"), operates an additional thoroughbred training centre situated near San Diego, California. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to its racetracks, MEC's real estate portfolio includes a residential development in Austria. MEC is also working with potential developers and strategic partners on proposals for developing leisure and entertainment and/or retail-based projects on the under-utilized lands surrounding, or adjacent to, certain of MEC's premier racetracks. MEC and Forest City are the members of a joint venture formed pursuant to a May 2005 Limited Liability Company Agreement. The joint venture contemplates the development of The Village at Gulfstream Park™, a 60-acre master-planned lifestyle destination, which will offer shops, destination retailers, signature restaurants, entertainment options and a residential live/work environment on a portion of the Gulfstream Park property. The groundbreaking for Phase 1 of this project occurred in June 2007. MEC has also entered into definitive operating agreements with certain affiliates of Caruso regarding the proposed mixed use development of approximately 51 acres surrounding Santa Anita Park, though construction has not yet commenced due to a legal challenge from a developer of a neighbouring parcel.

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MEC Debt Elimination Plan

On August 9, 2007, MEC announced that its Board of Directors had approved a number of actions designed to reduce debt and improve profitability. As discussed further below, these initiatives include relinquishing MEC's racing licence in Romulus, Michigan, terminating MEC's development plans for Dixon, California, ceasing horseracing for its own account at Magna Racino™ at the close of the 2007 meet and the listing for sale of certain real estate properties. MEC also announced that it had retained Greenbrook Capital Partners Inc. ("Greenbrook") to conduct a strategic review of its operations. The strategic review was led by Greenbrook's Senior Partner, Mr. Tom Hodgson, a former President and Chief Executive Officer of MEC (from March 2005 to March 2006).

On September 13, 2007, following the strategic review, MEC announced the details of the MEC Debt Elimination Plan, which is designed to eliminate MEC's net debt by December 31, 2008 by generating aggregate proceeds of approximately $600 to $700 million through: (i) the sale of certain real estate, racetracks and other assets; (ii) the sale of, or entering into strategic transactions involving, MEC's other racing, gaming and technology operations; and (iii) a possible future equity issuance by MEC, likely in 2008. These proceeds are to be used to fund MEC's operations and applied to eliminate MEC's net debt, including amounts owed to the MID Lender under the MEC Bridge Loan and the MEC Project Financing Facilities. The MEC Debt Elimination Plan also included a private placement of MEC Class A Stock to FEL in an amount of $20.0 million (the "FEL Equity Investment"). The closing of the FEL Equity Investment occurred on October 29, 2007 upon which FEL purchased 8,888,888 shares of MEC Class A Stock at a price per share of $2.25.

Upon completion of Greenbrook's strategic review in September 2007, MEC entered into a consulting agreement with Greenbrook pursuant to which Greenbrook is assisting with the implementation of the MEC Debt Elimination Plan by providing consulting services. Mr. Tom Hodgson is responsible for carrying out Greenbrook's obligations under the consulting agreement, which expires on December 12, 2008 (subject to early termination).

Pursuant to a consulting agreement between MID and MEC, which requires MEC to reimburse MID for its expenses, MID management is also assisting MEC in implementing the MEC Debt Elimination Plan.

The real estate properties MEC had initially announced it intends to sell include those situated in the following locations: Dixon, California; Ocala, Florida; Porter, New York; Aventura and Hallandale, Florida, both adjacent to Gulfstream Park; Anne Arundel County, Maryland, adjacent to Laurel Park; and Ebreichsdorf, Austria, adjacent to the Magna Racino™.

The Porter lands, comprising three parcels of land, have been sold, with the sale of one parcel closing in December 2007 and the sales of the remaining two parcels closing in early January 2008. The sale of these properties generated proceeds of $1.8 million, net of transaction costs, which proceeds were used to repay a portion of the MEC Bridge Loan in the first quarter of 2008.

In April 2008, MEC completed the sale of 225 acres of excess real estate located in Ebreichsdorf, Austria to a subsidiary of Magna for a purchase price of 20.0 million euros ($31.6 million). MEC used 7.5 million euros of the net proceeds to repay a portion of a 15.0 million euro term loan facility (see "LIQUIDITY AND CAPITAL RESOURCES — MEC") and the remaining portion of the net proceeds to repay $19.8 million of the MEC Bridge Loan.

MEC has initiated an active program to sell the Dixon and Ocala real estate properties and has listed both of these properties for sale. The real estate market in which the Dixon, California property is located has worsened considerably since MEC listed the property for sale. As a result of this continued deterioration of the Northern California real estate market, MEC recorded a write-down of $5.0 million in the first quarter of 2008 related to this property, which represents the excess of the carrying value of the asset over the estimated net realizable value.

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The original MEC Debt Elimination Plan did not contemplate the sale of MEC's Austrian assets (except for the 225 acres of excess real estate in Ebreichsdorf discussed above). However, in the first quarter of 2008, MEC committed to a plan to sell certain Austrian assets including Magna Racino™ and other lands in the Ebreichsdorf, Austria and certain excess lands located in Oberwaltersdorf, Austria. MEC has initiated an active program to sell these Austrian assets and has engaged a sales agent to market these properties. MEC recognized a write-down of long-lived assets of 18.8 million euros ($29.2 million) in the first quarter of 2008 in relation to these Austrian assets, which represents the excess of the carrying value of the assets over the estimated net realizable value.

MEC has also announced that it intends to explore selling its membership interests in the mixed-use developments at its Gulfstream Park racetrack in Florida and Santa Anita Park racetrack in California that it is pursuing under joint venture arrangements with Forest City and Caruso. Potential purchases by the Company of any of these assets would be subject to review by MID's Special Committee of independent directors and the approval of MID's Board of Directors.

The racetracks that MEC has announced it intends to sell include: Great Lakes Downs in Michigan; Remington Park, a horseracing and gaming facility located in Oklahoma City; Thistledown in Ohio; its interest in Portland Meadows in Oregon; and Magna Racino™. MEC ceased racing at Great Lakes Downs on November 4, 2007 and listed the property for sale with a real estate broker in October 2007. In September 2007, MEC engaged a U.S. investment bank, recognized as an experienced advisor in the gaming industry, to assist in soliciting potential purchasers and managing the sale process for certain assets and in October 2007, the U.S. investment bank began marketing Remington Park and Thistledown for sale.

In November 2007, MEC initiated an active program to locate a buyer and began marketing its interest in Portland Meadows for sale. In June 2003, the Oregon Racing Commission (the "ORC") adopted regulations that permitted wagering through instant racing terminals as a form of pari-mutuel wagering at Portland Meadows. In September 2006, the ORC granted a request by Portland Meadows to offer instant racing under its 2006-2007 race meet licence. In June 2007, the ORC, acting under the advice of the Oregon Attorney General, temporarily suspended and began proceedings to repeal the instant racing regulations. In September 2007, the ORC denied a request by Portland Meadows to offer instant racing under its 2007-2008 race meet licence. In response to this denial, MEC requested the holding of a contested case hearing, which took place in January 2008. On February 27, 2008, the Administrative Law Judge issued a proposed order that supported the installation and operation of instant racing machines at Portland Meadows. However, on April 25, 2008, the ORC issued an order rejecting that recommendation. Based primarily on the ORC's order to reject the recommendation, MEC recorded a write-down of long-lived assets of $3.1 million in the first quarter of 2008 relating to the instant racing terminals and the build-out of the instant racing facility.

As part of the MEC Debt Elimination Plan, MEC also announced that it intends to explore other strategic transactions involving other racing, gaming and technology operations. These potential transactions may include: partnerships or joint ventures in respect of the existing gaming facility at Gulfstream Park; partnerships or joint ventures in respect of potential alternative gaming operations at other MEC racetracks that currently do not have gaming operations; and transactions involving MEC's technology operations, which may include one or more of the assets that comprise MEC's PariMax business.

The real estate properties located in Dixon, California, Ocala, Florida and Oberwaltersdorf, Austria and the excess land in Ebreichsdorf, Austria sold in April 2008 have been classified as MEC's "assets held for sale" at March 31, 2008. Similarly, the operations of Great Lakes Downs, Remington Park, Thistledown, Portland Meadows and Magna Racino™ have been presented as MEC's "discontinued operations" at March 31, 2008, given that all of these operations met the criteria under GAAP for classification as "discontinued operations" at March 31, 2008. Comparative periods presented have been restated to reflect the results of these assets held for sale and discontinued operations on a consistent basis.

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At March 31, 2008, MEC had a working capital deficiency of $218.0 million and $229.1 million of debt scheduled to mature in the 12-month period ending March 31, 2009, including (i) amounts owing under MEC's $40.0 million senior secured revolving bank credit facility with a Canadian financial institution (the "MEC Credit Facility"), which is scheduled to mature on May 23, 2008 (see "LIQUIDITY AND CAPITAL RESOURCES — MEC"), (ii) amounts owing under the MEC Bridge Loan, which is scheduled to mature on May 31, 2008, and (iii) MEC's obligation to repay $100.0 million of indebtedness under the Gulfstream Park project financing facility by May 31, 2008. The total amount of debt owed by MEC to the MID Lender at March 31, 2008 was $256.6 million. Subsequent to quarter-end, $10.3 million was advanced and $19.8 million was repaid under the MEC Bridge Loan.

Although MEC continues to implement the MEC Debt Elimination Plan, since its adoption weakness in the U.S. real estate and credit markets has adversely impacted MEC's ability to execute the plan as market demand for assets has been weaker than expected and financing for potential buyers has become more difficult to obtain. Consequently, the sale of MEC assets under the MEC Debt Elimination Plan has taken longer than originally contemplated and, accordingly, MID management expects that MEC will likely be unable at May 31, 2008 to repay the MEC Bridge Loan or make the required $100.0 million repayment under the Gulfstream Park project financing facility. Furthermore, it is likely that MEC will need to seek extensions from existing lenders and additional funds in the short-term from one or more possible sources, which may include the Company. The availability of such extensions and additional funds is not assured and, if available, the terms thereof are not yet determinable. Accordingly, MEC's ability to continue as a going concern is in substantial doubt (see "LIQUIDITY AND CAPITAL RESOURCES — MEC").

MEC Results of Operations

Basis of Presentation

The following discussion is based on MEC's results of operations included in the Company's consolidated statements of income (loss) for the three months ended March 31, 2008 and 2007.

Seasonality

Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. Because five of MEC's largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Pimlico Race Course and Golden Gate Fields) run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with MEC's third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

Revenues

Live race days are a significant factor in the operating and financial performance of MEC's racing business. Another significant factor is the level of wagering per customer on MEC's racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on MEC's racetrack revenues. Such factors include, but are not limited to: attendance at MEC's racetracks, inter-track simulcast locations and OTB facilities; activity through MEC's XpressBet® and MagnaBet™ systems; the number of races conducted at MEC's racetracks and at racetracks whose signals MEC imports; the average field size per race; MEC's ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

In the three months ended March 31, 2008, MEC operated its racetracks classified as continuing operations for 256 days, which is 33 fewer live race days than operated in the three months ended March 31, 2007. As discussed further below, contributing to this decrease from the prior year period are reductions in live race days at Santa Anita Park, The Maryland Jockey Club ("MJC") and The Meadows.

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Set forth in the following table is a schedule of MEC's actual live race days by racetrack for the first quarter and awarded live race days for the remainder of 2008 with a comparison to 2007.

	Q1 2008	Q1 2007	Awarded Q2 2008	Q2 2007	Awarded Q3 2008	Q3 2007	Awarded Q4 2008	Q4 2007	Total 2008(1)	Total 2007
Continuing Operations Racetracks
Santa Anita Park(2)	57	65	15	15	—	—	5	5	77	85
Gulfstream Park	74	73	15	15	—	—	—	—	89	88
Golden Gate Fields	25	26	30	35	10	—	62	37	127	98
Laurel Park(3)	51	63	8	8	26	26	59	51	144	148
Lone Star Park	—	—	49	49	18	18	29	32	96	99
Pimlico Race Course(3)	—	—	30	31	—	—	—	—	30	31
The Meadows	49	62	60	64	60	30	50	49	219	205

	256	289	207	217	114	74	205	174	782	754

Discontinued Operations Racetracks
Thistledown	—	—	44	54	66	54	1	28	111	136
Remington Park	14	14	36	36	24	36	43	33	117	119
Portland Meadows	27	30	—	11	—	—	34	34	61	75
Great Lakes Downs	—	—	—	27	—	51	—	20	—	98
Magna Racino TM(4)	—	2	7	9	4	9	3	5	14	25

	41	46	87	137	94	150	81	120	303	453

Total	297	335	294	354	208	224	286	294	1,085	1,207

(1)
Includes actual live race days for the first quarter of 2008 and awarded live race days for the remainder of 2008.

(2)
Excludes The Oak Tree Meet, which runs primarily in the fourth quarter and is hosted by the Oak Tree Racing Association at Santa Anita Park. The Oak Tree Meet is scheduled to operate for 26 days in 2008 compared to 31 days in 2007.

(3)
MJC consists of Laurel Park and Pimlico Race Course.

(4)
In 2008, a local operator is expected to manage the live race meet at Magna Racino™ for its own account.

MEC's total revenues for the first quarter of 2008 were $230.8 million, including $228.7 million from racing and gaming operations and $2.1 million from other operations. This compares to revenues of $254.2 million in the first quarter of 2007, which include $252.4 million from racing operations and $1.8 million from other operations.

The revenue decrease of $23.7 million, or 9%, in MEC's racing and gaming operations is primarily attributable to:

•
revenues in MEC's California operations being $17.2 million lower than in the prior year, primarily due to the net loss of eight live race days at Santa Anita Park due to heavy rain and track drainage issues with the new synthetic racing surface that was installed in the fall of 2007. Accordingly, attendance declined in January and February 2008 resulting in lower wagering activity in the current year period. In addition, Golden Gate Fields ran one less live race day in the three months ended March 31, 2008 compared to the prior year period;

•
revenues in MEC's Maryland operations being $3.5 million lower than in the prior year, primarily due to 12 fewer live race days and lower average daily attendance and handle at Laurel Park;

•
revenues in MEC's Florida operations being $1.5 million lower than in the prior year, primarily due to (i) reduced attendance and live handle due in part to a perceived parking disruption at the Gulfstream Park facility, and (ii) heavy rain which resulted in the cancellation of racing on the turf course (such races typically generating higher levels of wagering) on over 21 live race days in the three months ended March 31, 2008; and

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•
revenues in MEC's Northern U.S. operations being $1.2 million lower than in the prior year, primarily due to 13 fewer live race days at The Meadows.

The $0.3 million increase in revenue from other operations in the first quarter of 2008 compared to the prior year period is primarily due to increased housing unit sales at MEC's European residential housing development.

Purses, Awards and Other

Purses, awards and other expenses decreased by 11% to $122.1 million in the first quarter of 2008 from $136.7 million in the first quarter of 2007, primarily due to decreased wagering at Santa Anita Park, MJC, Gulfstream Park, Golden Gate Fields and The Meadows for reasons discussed previously. As a percentage of gross wagering and gaming revenues, purses, awards and other expenses decreased marginally from 63% in the first quarter of 2007 to 62% in the first quarter of 2008.

Operating Costs

Operating costs principally include salaries and benefits, the cost of providing totalisator services and manufacturing totalisator equipment, utilities, the cost of food and beverages sold, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, licence fees, insurance premiums and predevelopment costs.

Operating costs decreased by $2.8 million, or 4%, to $75.3 million in the first quarter of 2008 compared to $78.1 million in the prior year period, primarily due to:

•
a $2.6 million decrease in costs in MEC's California operations primarily due to fewer live race days at both Santa Anita Park as well as Golden Gate Fields; and

•
a $0.5 million decrease in costs in MEC's corporate and other operations as a result of cost reduction initiatives;

partially offset by a $0.9 million increase in costs in MEC's Florida operations, primarily due to increased marketing costs and property taxes at Gulfstream Park.

As a percentage of total revenues, operating costs increased from 31% in the first quarter of 2007 to 33% in the first quarter of 2008, primarily due to the reduction in revenues discussed previously.

General and Administrative Expenses

MEC's general and administrative expenses decreased by $0.3 million, or 2%, to $14.5 million in the first quarter of 2008 compared to $14.8 million in the first quarter of 2007. The decrease is primarily attributable to several of MEC's racetracks experiencing lower general and administrative expenses as a result of cost reduction initiatives. As a percentage of total revenues, general and administrative expenses remained consistent at 6% in the first quarters of 2008 and 2007.

Depreciation and Amortization Expense

Depreciation and amortization increased by $2.4 million, or 28% from $8.5 million in the first quarter of 2007 to $10.9 million in the first quarter of 2008, primarily due to increased depreciation (i) on phase two of the slots facility at Gulfstream Park, which was completed in March 2007, (ii) on AmTote's fixed assets as a result of new totalisator equipment being placed into service under new contract arrangements, and (iii) at Santa Anita Park and Golden Gate Fields with the installation of new synthetic racing surfaces in the fall of 2007.

Interest Expense, Net

MEC's net interest expense increased by $4.7 million, or 39%, to $16.7 million in the first quarter of 2008 compared to $12.0 million in the first quarter of 2007. The increase in net interest expense is primarily attributable to increased amounts outstanding under the MEC Bridge Loan and the Gulfstream Park project financing facility and $0.4 million less of capitalized interest, as no interest was capitalized in the first quarter of 2008.

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Write-down of MEC's Long-lived Assets

During the first quarter of 2008, MEC recognized a non-cash impairment charge of $5.0 million in connection with the real estate in Dixon, California (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan").

Gain on Disposal of Real Estate

During the first quarter of 2007, MEC recognized a gain of $31.1 million on the sale of its interests and rights in two real estate properties to MID, in return for cash consideration of approximately $55.0 million (see "REAL ESTATE BUSINESS — Our Relationship with MEC").

Other Gains, Net

On closing of the sale of The Meadows in November 2006, MEC deferred $5.6 million of the transaction gain related to the estimated future operating losses over the term of the racing services agreement that MEC entered into simultaneously with the closing of the sale transaction. Effective January 1, 2008, The Meadows entered into a new operating agreement with the local horsemen that MEC management expects will reduce the operating losses at The Meadows over the term of the new horsemen's agreement that expires on December 31, 2009. Accordingly, the revised estimate of operating losses over the remaining term of the racing service agreement resulted in $2.0 million of previously deferred gains being recognized in MEC's "other gains, net" for the three months ended March 31, 2008.

Income Tax

MEC recorded an income tax expense of $1.9 million on a loss before income taxes and minority interest of $11.8 million for the first quarter of 2008 compared to an income tax recovery of $2.6 million on MEC's income before income taxes and minority interest of $35.1 million in the first quarter of 2007. The income tax expense in the three months ended March 31, 2008 primarily represents valuation allowances recorded against future tax assets in certain U.S. operations that are now included in MEC's consolidated U.S. income tax return. The income tax recovery in the first quarter of 2007 primarily relates to (i) losses benefited in certain U.S. operations, that were previously excluded from MEC's consolidated U.S. income tax return, and (ii) the de-recognition of certain future tax liabilities associated with MEC's interest and rights in two real estate properties sold to MID in the first quarter of 2007 (see "REAL ESTATE BUSINESS — Our Relationship with MEC").

Discontinued Operations

Discontinued operations for the first quarters of 2008 and 2007 include the operations of Remington Park, Thistledown, Portland Meadows, Great Lakes Downs and Magna Racino™ (see "SIGNIFICANT EVENTS — MEC Debt Elimination Plan"). As disclosed in note 4 to the unaudited interim consolidated financial statements, MEC had a loss before minority interest from discontinued operations of $33.5 million in the first quarter of 2008 compared to a loss before minority interest from discontinued operations of $3.2 million in the first quarter of 2007. MEC's loss from discontinued operations for the first quarter of 2008 includes a $32.3 million write-down of long-lived assets related to Magna Racino™ ($29.2 million) and Portland Meadows ($3.1 million) as discussed further under the heading of "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan". The Company recognized a minority interest recovery of $15.5 million for discontinued operations in the first quarter of 2008 compared to $1.3 million in the first quarter of 2007, resulting in a loss from discontinued operations of $18.0 million in the first quarter of 2008 compared to $1.9 million in the first quarter of 2007.

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Net Income (Loss)

MEC had a net loss of $25.4 million in the first quarter of 2008 compared to net income of $33.6 million in the first quarter of 2007. These results include the minority interest impact as detailed later in the MD&A under "MID CONSOLIDATED RESULTS OF OPERATIONS — Minority Interest in MEC". Excluding MEC's write-down of long-lived assets, disposal gains, other gains and discontinued operations, the $8.8 million increase in net loss is the result of a $12.8 million increase in operating loss and a $4.5 million increase in income tax expense, partially offset by a $8.5 million increase in the minority interest recovery.

MEC Statement of Cash Flows

Cash Used in Operating Activities

MEC generated $5.3 million of cash from operations before changes in non-cash balances in the first quarter of 2008 compared to $13.8 million in the first quarter of 2007. The $8.5 million decrease in cash generated is due to the $42.9 million reduction in income from continuing operations being driven by a $34.4 million reduction in the net contribution to income from non-cash items (see note 15 to the unaudited interim consolidated financial statements).

In the first quarter of 2008, changes in non-cash balances used $7.9 million of cash compared to $31.1 million of cash used in the prior year period (see note 15 to the unaudited interim consolidated financial statements).

Cash Used by Investing Activities

During the first quarter of 2008, MEC spent $13.0 million on real estate property and fixed asset additions, including $2.5 million on the installation of synthetic racing surfaces primarily at Santa Anita Park, $2.1 million on equipment terminals at AmTote primarily related to new totalisator service contracts, $1.5 million on the Gulfstream Park casino facilities, $1.5 million on the Gulfstream Park redevelopment, $1.2 million on capital improvements and $4.2 million on expenditures related to other racetrack property enhancements, infrastructure and development costs on certain properties and PariMax operations. MEC also spent $0.7 million on other asset additions and generated $1.5 million of cash from the disposal of real estate properties.

Cash Provided by Financing Activities

During the first quarter of 2008, MEC generated cash from a net increase in bank indebtedness of $0.5 million, and $24.5 million of cash generated from the issuance of debt, including advances from the MID Lender of $18.6 million of (net of related costs) under the MEC Bridge Loan and $0.5 million under the December 2006 slots tranche of the Gulfstream Park project financing facility (see "REAL ESTATE BUSINESS — Loans Receivable from MEC"). These cash inflows were partially offset by the repayment of $5.4 million of long-term debt, including $1.8 million under the MEC Bridge Loan and $0.4 million under the Gulfstream Park project financing facility.

MID CONSOLIDATED RESULTS OF OPERATIONS

The following discussions are related to the consolidated operating results for the Company as it relates to its Real Estate Business and its controlling interest in MEC for the three months ended March 31, 2008. For a more detailed discussion of the operating results of the Real Estate Business and MEC, refer to "REAL ESTATE BUSINESS — Real Estate Business Results of Operations" and "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations".

Revenues

Consolidated revenues in the first quarter of 2008 decreased by 6% to $276.8 million compared to $294.1 million in the prior year period. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $6.0 million, or 15%, in the first quarter of 2008 compared to the prior year period, primarily as a result of contractual rent increases and the impact of changes in foreign exchange rates.

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MEC's revenues decreased by $23.4 million, or 9%, in the first quarter of 2008 compared to the prior year period, primarily due to an aggregate 33 fewer live race days at Santa Anita Park, MJC and The Meadows.

Operating Costs and Expenses

Consolidated operating costs and expenses decreased by $9.2 million, or 3%, to $254.8 million in the first quarter of 2008 from $264.0 million in the prior year period. Operating costs and expenses in the Real Estate Business increased to $18.5 million in the first quarter of 2008 compared to $16.2 million in the first quarter of 2007. As discussed previously, depreciation and amortization increased by $1.1 million and net interest expense increased by $1.1 million.

MEC's operating costs and expenses (excluding operating costs and expenses recognized in relation to the MEC Bridge Loan and the Gulfstream Park project financing facility) decreased to $236.2 million in the first quarter of 2008 compared to $245.9 million in the first quarter of 2007, primarily due to the $14.5 million reduction in purses, awards and other costs and $2.8 million reduction in operating costs, partially offset by a $5.0 million write-down of long-lived assets and a $2.4 million increase in depreciation and amortization.

The elimination of the effects of transactions between the Real Estate Business and MEC (see "REAL ESTATE BUSINESS — Loans Receivable from MEC" and "REAL ESTATE BUSINESS — Our Relationship with MEC") from the consolidated results of operations resulted in $0.1 million of additional operating costs and expenses in the first quarter of 2008 compared to $1.9 million in the first quarter of 2007.

Gain on Disposal of Real Estate

As discussed previously, the Real Estate Business recognized a nominal gain on the disposal of an income-producing property in the first quarter of 2007.

Other Gains, Net

During the first quarter of 2008, the Company recorded $5.9 million of other gains including (i) a $3.9 million gain resulting from the early termination of a lease with Magna (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"), and (ii) a $2.0 million gain in relation to MEC's racing services agreement at The Meadows (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Other Gains, Net"). During the first quarter of 2007, the Company recorded net gains of $0.7 million consisting of (i) a net $0.7 million currency translation gain realized from capital transactions that gave rise to a reduction in the Real Estate Business' net investment in certain foreign operations, and (ii) a nominal dilution gain related to the Company's investment in MEC as a result of MEC's issuance of 204,234 shares of MEC Class A Stock pursuant to stock-based compensation arrangements.

Income Tax

The Company recorded an income tax expense of $10.3 million in the first quarter of 2008 against $27.8 million of income from continuing operations before income taxes and minority interest. By comparison, in the first quarter of 2007, an income tax expense of $4.3 million resulted from $30.2 million of income from continuing operations before net other gains, income tax expense and minority interest. To better understand the Company's income taxes, see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Income Taxes" and "Magna Entertainment Corp. — MEC Results of Operations — Income Taxes".

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC's continuing operations resulted in a recovery of $6.3 million in the first quarter of 2008 compared to an expense of $2.2 million in the first quarter of 2007. The increase in the minority interest recovery is due to (i) the $19.0 million increase in MEC's loss from continuing operations before minority interest (excluding gains on disposal of real estate (and related taxes) to the Real Estate Business in 2007 which are not subject to a minority interest adjustment) in the first quarter of 2008 compared to the prior year period, and (ii) an increase in the minority interest's ownership percentage of MEC to 46% in the first quarter of 2008 compared to 42% in the first quarter of 2007, primarily due to the FEL Equity Investment in October 2007 (see "Magna Entertainment Corp. — MEC Debt Elimination Plan").

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Discontinued Operations

As discussed previously, MEC had an $18.0 million loss from discontinued operations in the first quarter of 2008 compared to $1.9 million in the first quarter of 2007 (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Discontinued Operations"). Including the impact of eliminating the transactions between the Real Estate Business and MEC's discontinued operations, the consolidated loss from discontinued operations is $17.3 million for the first quarter of 2008 compared to $1.0 million for the first quarter of 2007.

Net Income

The Company had net income of $6.6 million in the first quarter of 2008 compared to $23.3 million in the first quarter of 2007. The reduction in net income is comprised of the $59.0 million increase in MEC's net loss, partially offset by (i) the $7.3 million increase in the Real Estate Business' net income, and (ii) the $1.0 million increase to consolidated net income in the first quarter of 2008, relating to the impact of eliminating the transactions between the Real Estate Business and MEC, compared to a $34.0 million reduction to consolidated net income in the first quarter of 2007.

LIQUIDITY AND CAPITAL RESOURCES

Real Estate Business

The outstanding long-term debt in the Real Estate Business at March 31, 2008 was $264.0 million, which is comprised of $257.3 million of the Debentures and $6.7 million of mortgages payable on two properties.

At March 31, 2008, the Real Estate Business' debt to total capitalization ratio was 14%. Management believes that the Real Estate Business could access additional capital by issuing debt, equity or a combination of securities and that the Real Estate Business' cash resources, funds from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program during the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

The Real Estate Business generated funds from operations of $43.9 million in the first quarter of 2008 and at March 31, 2008 had cash and cash equivalents of $139.9 million and shareholders' equity of $1.6 billion. At March 31, 2008, the Real Estate Business was in compliance with all of its debt agreements and related covenants.

MEC

For details of the MEC Bridge Loan and the MEC Project Financings, see "REAL ESTATE BUSINESS — Loans Receivable From MEC".

During the first quarter of 2008, the MEC Credit Facility maturity date was extended from March 31, 2008 to April 30, 2008. The maturity date was further extended to May 23, 2008 subsequent to quarter-end. Borrowings under the MEC Credit Facility are available by way of U.S. dollar loans and letters of credit, each bearing interest at the U.S. base rate plus 5% or LIBOR plus 6.0%. Loans under the MEC Credit Facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries. At March 31, 2008, MEC had borrowed $34.9 under the MEC Credit Facility and had issued letters of credit totalling $3.4 million, such that $1.7 million was unused and available. At March 31, 2008, MEC was not in compliance with one of the financial covenants of the MEC Credit Facility but a waiver for this breach was obtained on April 30, 2008 from the lender.

MEC's wholly-owned subsidiary AmTote has three financing arrangements: (i) a $3.0 million revolving credit facility to finance working capital requirements (the "AmTote Credit Facility"), (ii) a $4.2 million term loan (the "AmTote Term Loan"), and (iii) a term loan of up to $10.0 million to finance up to 80% of eligible capital costs related to tote service contracts (the "AmTote Equipment Loan"). Borrowings under the AmTote Credit Facility are available by way of U.S. dollar loans and letters of credit, bearing interest at LIBOR plus 2.8%. Borrowings under the AmTote Term Loan and the AmTote Equipment Term Loan bear interest at LIBOR plus

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3.0%. The AmTote Credit Facility, AmTote Term Loan and AmTote Equipment Term Loan were scheduled to mature on May 1, 2008, May 11, 2011 and May 11, 2012, respectively, but on April 30, 2008, the maturity dates were amended to May 30, 2008 for the AmTote Credit Facility and May 30, 2009 for both term loan facilities. The AmTote Credit Facility and both term loan facilities are collateralized by a first charge on AmTote's assets and a pledge of the stock of AmTote. At March 31, 2008, AmTote had outstanding balances of $2.2 million, $3.1 million and $2.7 million under the AmTote Credit Facility, the AmTote Term Loan facility and the AmTote Equipment Term Loan, respectively.

One of MEC's European subsidiaries is party to a 15.0 million euro term loan facility, secured by a first and second mortgage on land in Austria owned by the European subsidiary, which bears interest at the European Interbank Offered Rate plus 2.0% per annum. At March 31, 2008, 15.0 million euros ($23.6 million) was outstanding under this fully drawn facility. On April 11, 2008, with the closing of the sale of excess real estate in Ebreichsdorf, Austria (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan") MEC repaid 7.5 million euros and the remaining principal outstanding of 7.5 million euros is due on December 31, 2008.

Another of MEC's European subsidiaries is party to a bank term loan facility of up to 3.5 million euros, secured by two first mortgages on land in Austria owned by the European subsidiary. The facility, which expires on July 31, 2008, bears interest at the Euro Overnight Index Average Rate plus 3.8% per annum. At March 31, 2008, 1.4 million euros ($2.2 million) was outstanding under the fully drawn bank term loan facility.

At March 31, 2008, MEC had cash and cash equivalents of $37.7 million, bank indebtedness of $39.7 million and shareholders' equity and minority interest totalling $323.6 million.

On February 21, 2007, MEC filed a shelf registration statement on Form S-3 (the "U.S. Registration Statement") with the United States Securities and Exchange Commission (the "SEC") and a preliminary short form base shelf prospectus (the "Canadian Prospectus") with the securities commissions in each of the Provinces in Canada (collectively, the "Canadian Securities Commissions"). As the U.S. Registration Statement has been declared effective by the SEC and the Canadian Prospectus has received a final receipt from the Canadian Securities Commissions, MEC will be able to offer up to $500.0 million of equity securities (including stock, warrants, units and, subject to filing a Canadian rights offering circular or prospectus with the Canadian Securities Commissions, rights) from time to time in one or more public offerings or other offerings. The terms of any such future offerings would be established at the time of such offering. The U.S. Registration Statement and Canadian Prospectus are intended to give MEC the flexibility to take advantage of equity financing opportunities when and if deemed appropriate. There is no assurance when or whether an MEC equity financing could be completed.

As a result of the bid price of MEC Class A Stock closing below the $1.00 per share minimum for 30 consecutive days, on February 12, 2008, MEC received notice from the Nasdaq Stock Market ("Nasdaq") advising that, in accordance with Nasdaq Marketplace Rule 4450(e)(2), MEC has until August 11, 2008 (or such later date as may be permitted by Nasdaq) to regain compliance with the minimum bid price for MEC Class A Stock required for continued listing on the Nasdaq Global Market. The notice further stated that MEC will receive further notification from Nasdaq staff (i) stating that MEC has regained compliance, in the event the bid price of MEC Class A Stock on the Nasdaq Global Market closes at $1.00 per share or more for a minimum of 10 consecutive trading days, or (ii) indicating that the MEC Class A Stock will be delisted, in the event the minimum bid price requirement is not satisfied. During this 180 calendar day period, MEC Class A Stock will continue to trade on the Nasdaq Global Market. The Nasdaq notice has no effect on the listing of the MEC Class A Stock on the TSX. In order to provide MEC with flexibility in addressing market-related issues affecting its capitalization and to address the Nasdaq continuous listing requirements, MEC's Board of Directors adopted a resolution, subject to the approval of MEC's stockholders, to amend MEC's Certificate of Incorporation to permit a reverse stock split of MEC's Class A Stock and Class B Stock. MEC stockholder approval was obtained on May 6, 2008, giving MEC's Board of Directors discretion to implement the reverse stock split for one time only, prior to May 6, 2009, in any whole number consolidated ratio from 1:10 to 1:20. Because the proposed reverse stock split would apply to all issued shares of MEC's Class A Stock and Class B Stock, it would not alter the relative rights and preferences of MEC's existing stockholders nor affect any MEC stockholder's proportionate equity or voting interest in MEC, except to the extent the reverse stock split would result in fractional shares that are cashed out.

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As discussed previously, on September 12, 2007, MEC's Board of Directors approved the MEC Debt Elimination Plan designed to eliminate MEC's net debt by December 31, 2008 by generating aggregate proceeds of approximately $600 to $700 million from the sale of assets, entering into strategic transactions involving certain of MEC's racing, gaming and technology operations, and a possible future equity issuance. In addition, to address short-term liquidity concerns and provide sufficient time to implement the MEC Debt Elimination Plan, MEC arranged $100.0 million of funding in September 2007, comprised of the MEC Bridge Loan and the FEL Equity Investment (see "MAGNA ENTERTAINEMNT CORP. — MEC Debt Elimination Plan"). Whether the MEC Debt Elimination Plan will be successful is not determinable at this time. The sale of MEC assets under the MEC Debt Elimination Plan has taken longer than originally contemplated and, accordingly, MID management expects that MEC will be unable at May 31, 2008 to repay the MEC Bridge Loan or make the required $100.0 million repayment under the Gulfstream Park project financing facility.

MEC has incurred a net loss before minority interest recovery of $47.2 million for the three months ended March 31, 2008, and net losses before minority interest recovery of $68.8 million, $65.4 million and $107.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. At March 31, 2008, MEC had a working capital deficiency of $218.0 million and $229.1 million of debt scheduled to mature in the 12-month period ending March 31, 2009, including (i) amounts owing under the MEC Credit Facility, which is scheduled to mature on May 23, 2008, (ii) amounts owing under the MEC Bridge Loan, which is scheduled to mature on May 31, 2008, and (iii) MEC's obligation to repay $100.0 million of indebtedness under the Gulfstream Park project financing facility by May 31, 2008. If MEC is unable to repay its obligations when due or meet required covenants in debt agreements, substantially all of its current and long-term debt will also become due on demand as a result of cross-default provisions within loan agreements, unless MEC is able to obtain waivers or extensions. The availability of such waivers or extensions is not assured and, if available, the terms thereof are not yet determinable.

In order for MEC to fund operations and implement its strategic plan, MEC will be required to seek extensions from existing lenders and additional financing and funds from one or more possible sources, which may include the Company, through means such as asset sales, project financings for racing and/or alternative gaming developments, investments by partners in certain of MEC's racetracks and other business operations and debt or equity offerings through public or private sources. The availability of such extensions and additional funds is not assured and, if available, the terms thereof are not yet determinable. The unaudited interim consolidated financial statements do not give effect to any adjustments to recorded amounts and their classification which would be necessary should MEC not be able to continue as a going concern, which ability is in substantial doubt, and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim consolidated financial statements.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2007. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 3, 9, 13, 16, 18 and 19 to the unaudited interim consolidated financial statements.

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RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions is detailed in the annual financial statements for the year ended December 31, 2007. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the Company's transactions with related parties, refer to "REAL ESTATE BUSINESS — Loans Receivable from MEC" and note 18 to the unaudited interim consolidated financial statements.

OUTSTANDING SHARES

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the Toronto Stock Exchange ("TSX") on September 29, 2006, the Company was authorized, from October 4, 2006 to October 3, 2007, to purchase for cancellation, through the facilities of the TSX and the New York Stock Exchange ("NYSE"), up to 3,257,895 Class A Subordinate Voting Shares, being 10% of the Public Float, as such term is defined by the TSX.

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the TSX on October 2, 2007, the Company is authorized, during the 12-month period commencing October 8, 2007 and ending October 7, 2008, to purchase for cancellation, through the facilities of the TSX and the NYSE, up to 2,531,354 Class A Subordinate Voting Shares, being 10% of the Public Float.

During 2007, the Company purchased an aggregate of 1,660,800 Class A Subordinate Voting Shares for cancellation for cash consideration of $52.1 million (Cdn. $31.13 per share on a weighted average basis) under these programs. The price that MID pays for shares purchased pursuant to the bids is the market price at the time of acquisition. To date, no shares have been purchased for cancellation in 2008 and the Company remains authorized to purchase for cancellation up to 1,696,654 Class A Subordinate Voting Shares under the normal course issuer bid program ending October 7, 2008.

Depending upon future price movements and other factors, MID believes that its Class A Subordinate Voting Shares may from time to time represent an attractive investment alternative for MID and a desirable use of any available funds.

As at the date of this MD&A, the Company had 46,160,564 Class A Subordinate Voting Shares and 547,413 Class B Shares outstanding. For further details, refer to note 10 to the unaudited interim consolidated financial statements.

DIVIDENDS

In March 2008, the Company declared a quarterly dividend with respect to the three-month period ended December 31, 2007. The dividend of $0.15 per Class A Subordinate Voting Share and Class B Share was paid on or about April 15, 2008 to shareholders of record at the close of business on March 28, 2008. In respect of the three-month period ended March 31, 2008, the Board of Directors of the Company has declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share, which will be paid on or about June 15, 2008 to shareholders of record at the close of business on May 30, 2008.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting pronouncements and developments is detailed in the annual financial statements and MD&A for the year ended December 31, 2007. On a quarterly basis, the Company updates that disclosure for any material changes.

The Canadian Institute of Chartered Accountants (the "CICA") issued three standards in December 2006 in Handbook Sections 1535, "Capital Disclosures", 3862, "Financial Instruments — Disclosure", and 3863, "Financial Instruments — Presentation". The CICA also amended Handbook Section 1400, "General Standards of Financial Statement Presentation", to include going concern requirements. These new standards were required to be adopted by the Company effective January 1, 2008. For further details of the impact of the Company's adoption of these pronouncements, refer to note 2 to the unaudited interim consolidated financial statements.

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SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, except per share information)

	Q2'06	Q3'06	Q4'06	Q1'07	Q2'07	Q3'07	Q4'07	Q1'08
Revenue:
Real Estate Business	$46,578	$47,874	$46,591	$44,758	$46,082	$47,316	$51,391	$54,035
MEC(1),(2)	146,266	80,031	99,453	254,217	168,031	82,151	115,224	230,828
Eliminations(3)	(7,528)	(8,292)	(7,033)	(4,862)	(5,082)	(5,392)	(7,203)	(8,108)

	$185,316	$119,613	$139,011	$294,113	$209,031	$124,075	$159,412	$276,755

Income (loss) from continuing operations:
Real Estate Business(4)	$29,167	$23,868	$23,303	$23,671	$21,492	$27,413	$37,735	$30,984
MEC(2),(5),(6)	(13,232)	(24,874)	33,155	35,496	5,570	(26,072)	(24,059)	(7,373)
Eliminations(3)	(625)	(1,558)	(178)	(34,844)	(18,412)	(1,835)	(178)	266

	$15,310	$(2,564)	$56,280	$24,323	$8,650	$(494)	$13,498	$23,877

Net income (loss):
Real Estate Business(4)	$29,167	$23,868	$23,303	$23,671	$21,492	$27,413	$37,735	$30,984
MEC(2),(5),(6),(7)	(15,658)	(29,930)	4,615	33,604	3,663	(29,203)	(26,826)	(25,416)
Eliminations(3)	153	(748)	598	(33,992)	(17,600)	(1,028)	580	1,029

	$13,662	$(6,810)	$28,516	$23,283	$7,555	$(2,818)	$11,489	$6,597

Basic and diluted earnings (loss) per share from continuing operations	$0.32	$(0.05)	$1.16	$0.50	$0.18	$(0.01)	$0.28	$0.51

Basic and diluted earnings (loss) per share	$0.28	$(0.14)	$0.59	$0.48	$0.16	$(0.06)	$0.24	$0.14

(1)
Excludes MEC's discontinued operations.

(2)
Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. This seasonality has resulted in large quarterly fluctuations in revenue and operating results (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Seasonality"). For other factors affecting the variability in MEC's quarterly and annual revenues and operating results, refer to "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Revenues".

(3)
Transactions and balances between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions and balances between these two segments, which are further described in note 18 to the unaudited interim consolidated financial statements, are eliminated in the consolidated results of operations and financial position of the Company.

(4)
The Real Estate Business' results for the first quarter of 2008 include a $3.9 million ($2.6 million net of current income taxes) gain in relation to the termination of a lease agreement with Magna (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"). The Real Estate Business' results for 2007 include (i) gains of $0.6 million and $7.1 million in the first and fourth quarters, respectively, realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations, (ii) $2.0 million ($1.2 million net of $0.2 million of current income taxes and $0.6 million of future income taxes) of costs recognized in the second quarter associated with the Company's Hurricane Katrina donation, (iii) a $2.1 million expense ($1.5 million net of current income taxes) in the second quarter in connection with the Company's evaluation of certain transactions relating to its continuing assessment of its relationship with MEC that, ultimately, were not undertaken, (iv) a $1.4 million gain in the second quarter ($1.0 million net of income taxes) on the disposal of an income-producing property in Europe, (v) a $1.1 million current tax recovery due primarily to a favourable tax reassessment received in the third quarter of 2007 in relation to an asset sale in a prior year, and (vi) future tax recoveries of $1.6 million and $3.8 million realized in the third and fourth quarters, respectively, from the reduction in the future tax rates and changes in tax legislation in certain countries in which the Real Estate Business operates. The Real Estate Business' results for 2006 include (i) a $0.7 million recovery ($0.4 million net of current income taxes) in the second quarter under the Company's insurance policy of costs incurred in association with the Greenlight Litigation, (ii) a $1.9 million gain in the second quarter realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations, (iii) a $2.1 million future tax recovery in the second quarter from the reduction in the Canadian future tax rate, (iv) a $2.4 million expense ($1.7 million net of current income taxes) in the third quarter in connection with the Company's evaluation of certain transactions that, ultimately, were not undertaken, and (v) $0.3 million of depreciation ($0.2 million net of income taxes) recognized in the fourth quarter upon reclassifying a property previously held for sale as an income-producing property.

MI Developments Inc.      2008    35

(5)
MEC's loss from continuing operations and net loss for the first quarter of 2008 includes (i) a $2.0 million gain ($1.1 million net of related minority interest impact) related to a racing services agreement at The Meadows (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Other Gains, Net"), and (ii) a non-cash write-down of $5.0 million ($2.7 million net of related minority interest impact) of a property held for sale (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan"). MEC's income (loss) from continuing operations and net income (loss) for 2007 include (i) a $31.1 million gain ($32.4 million including the related income tax impact) on the sale of MEC's interests and rights in two real estate properties to MID in the first quarter (such gain is eliminated from MID's consolidated results), (ii) a $17.6 million gain on the sale of MEC's interests and rights in a real estate property to MID in the second quarter (such gain is eliminated from MID's consolidated results), (iii) a $1.4 million ($0.8 million after the related minority interest recovery) non-cash write-down of MEC's long-lived assets in the third quarter, and (iv) a $3.5 million dilution loss in relation to the FEL Equity Investment in the fourth quarter (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan"). MEC's income (loss) from continuing operations and net income (loss) for 2006 include (i) a $115.2 million gain ($67.3 million after the related minority interest expense) on the sale of The Meadows, and (ii) a non-cash write-down of $1.3 million ($0.7 million after the related minority interest recovery) of a development property in the fourth quarter.

(6)
MEC's income (loss) from continuing operations and net income (loss) are net of minority interest and dilution gains (losses) arising from MEC's issuance of shares of MEC Class A Stock from time to time.

(7)
MEC's net loss for the first quarter of 2008 includes non-cash write-down of $32.3 million ($17.4 million net of related minority interest impact) related to long-lived assets at Magna Racino™ ($29.2 million) and Portland Meadows ($3.1 million) (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan"). MEC's net income (loss) for 2006 includes (i) a gain of $1.5 million ($0.6 million after related income taxes and minority interest expense) included in discontinued operations in the second quarter related to the sale of a restaurant and related real estate in the United States, (ii) an impairment loss, included in discontinued operations, on the disposition of the Magna Golf Club in the third quarter of $1.2 million ($0.7 million after related minority interest recovery), (iii) a gain of $20.9 million ($12.2 million after the related minority interest expense) included in discontinued operations on the disposition of the Fontana Golf Club in the fourth quarter, and (iv) a non-cash write-down, included in discontinued operations, of $76.2 million ($44.5 million after the related minority interest recovery) of MEC's long-lived assets at Magna Racino™ in the fourth quarter.

FORWARD-LOOKING STATEMENTS

The contents of this MD&A contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2007, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2007, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

36    MI Developments Inc.      2008

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